

TSX, NYSE American
Symbol: TMQ

News Release

Trilogy Metals Appoints Alaska Native Leader, Willie Hensley to the Board of Directors

December 11, 2017 - Vancouver, British Columbia – Trilogy Metals Inc. (**TSX, NYSE American: TMQ**) ("Trilogy Metals" or "the Company") announces the appointment of Mr. William ("Willie") Iggiagruk Hensley to the Company's Board of Directors.

Willie Hensley was born in Kotzebue, Alaska, attended the University of Alaska in Fairbanks and graduated with a degree in Political Science from George Washington University in Washington, DC. Mr. Hensley significantly contributed to the settlement of Alaska's Native claims with the United States federal government. While attending graduate school in Fairbanks, Willie wrote a seminal research paper for Judge Jay Rabinowitz titled "Alaska Native Land Claims: The Primary Issue", which outlined the historical land rights of Alaska Natives, arguing for a just settlement of the issue. His research paper led to Native self-organization and the establishment of the Northwest Alaska Native Association in 1966 – a precursor to Maniilaq Association, a non-profit organization which advocates for all Native issues, including health, housing, and political rights. President Richard Nixon signed the Alaska Native Claims Settlement Act ("ANCSA") in December 1971 providing for the creation of 12 Alaska Native Regional Corporations which were capitalized with close to $1 billion and peacefully transferred about 44 million acres of land to Alaska Natives through their corporate entities. NANA Regional Corporation, Inc. ("NANA") was created as a result of ANCSA and received title to 2.28 million acres of lands in the Northwest Alaska region – now organized into the Northwest Arctic Borough. NANA is a for-profit US corporation with a mission to provide economic opportunities for its more than 14,000 Iñupiat shareholders as well as to protect and enhance NANA lands.

Mr. Hensley was elected to the House of Representatives after graduation and then served four full terms as Senator and two further terms through an appointment by Governor Steve Cowper. Willie Hensley was a founder of NANA, served for 20 years as a director, became the head of NANA Development Corporation and finally President of NANA Regional Corporation. He was a founder of the Alaska Federation of Natives and served as director, executive director, president and co-chair.

Mr. Hensley is currently serving as chair of the First Alaskans Institute and is the Distinguished Visiting Professor in the Department of Business and Public Policy at the University of Alaska in Anchorage.

"We are honored and privileged to have Mr. Hensley serve on the Company's Board of Directors. His experience and insights will be invaluable to the Company as we advance our projects in the Ambler mining district.", said Gerry McConnell, Chairman of the Board of Directors.

"Willie Hensley was a founding member of NANA Regional Corporation, Inc., and has been a pivotal figure in Alaska," said Wayne Westlake, NANA President and CEO. "He led the movement that solidified Indigenous inclusion in projects on Alaska-Native owned lands, which has defined NANA's model for responsible resource development. Willie will be an

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invaluable addition to the Trilogy board."

About Trilogy Metals

Trilogy Metals Inc. is a metals exploration company focused on exploring and developing the Ambler mining district located in northwestern Alaska. It is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic VMS deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high grade copper mineralization. Exploration efforts have been focused on two deposits in the Ambler mining district - the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within the Company's land package that spans approximately 143,000 hectares. The Company has an agreement with NANA Regional Corporation, Inc., a Regional Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler mining district in cooperation with local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

Company Contacts

Rick Van Nieuwenhuyse   Elaine Sanders
President & Chief Executive Officer   Vice President & Chief Financial Officer

info@trilogymetals.com
604-638-8088 or 1-855-638-8088
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